CM 3/14

05037838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. 213 SECTION

FJ 3/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceridian Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 34TH Street South
(No. and Street)

St. Petersburg, FL. 33711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Pinou (212) 356-0509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Millward & Co., CPA's
(Name – *if individual, state last, first, middle name*)

2745 W. Cypress Creek Road Fort Lauderdale, FL. 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TL 3/15

OATH OR AFFIRMATION

I, Jeff Chase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceridian Broker-Dealer, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President — Ceridian BD

Title

Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires October 13, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

CONTENTS

MILLWARD & CO. CPAs

To the Board of Directors
Ceridian Broker Dealer, Inc.
(Formerly Millenium Enterprise Group, Ltd.)
St. Petersburg, Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedule of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) to achieve all the divisions of duties and cross-checks generally included in the system of internal control and that, alternatively, greater reliance must be placed on the surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Millward & Co.

Millward & Co. CPA's
Fort Lauderdale, Florida
February 18, 2005

MILLWARD & CO. CPAs

To the Board of Directors
Ceridian Broker Dealer, Inc.
(Formerly Millenium Enterprise Group, Ltd.)
St. Petersburg, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.), (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) at December 31, 2004, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is present for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Millward & Co.

Millward & Co. CPAs
Fort Lauderdale, Florida
February 18, 2005

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 132,789
Prepaid expenses	11,896
Total Assets	$ 144,685

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 12,400
Due to parent	30,423
Total Liabilities	42,823
Stockholders' equity:	
Common stock, par value $ .01per share; authorized 1,000 shares; issued and outstanding 100 shares	1
Additional paid in capital	173,798
Deficit	(71,937)
Total Stockholders' Equity	101,862
Total Liabilities and Stockholders' Equity	$ 144,685

The accompanying notes are an integral part of the financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenues:	$	48,255
Expenses:		37,789
Operating expenses		
		37,789
Income Before Taxes		10,466
Income Tax Provision		-
Net Income	$	10,466

The accompanying notes are an integral part of the financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	100	$ 1	$ 125,388	$ (82,403)	$ 42,986
Additional Contributions	-	-	48,410	-	48,410
Net income	-	-	-	10,466	10,466
Balance, December 31, 2004	100	$ 1	$ 173,798	$ (71,937)	$ 101,862

The accompanying notes are an integral part of the financial statements

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 10,466
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(11,896)
Decrease in due from parent	7,114
Increase in accrued expenses	3,400
Increase in due to parent	30,423
Total adjustments	29,041
Total cash provided by operating activities	39,507
Cash flows from financing activities:	
Stockholders' contributions	48,410
Total cash provided by financing activities	48,410
Net increase in cash and cash equivalents	87,917
Cash and cash equivalents - Beginning of Period	44,872
Cash and cash equivalents - End of Period	$ 132,789

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) (the "Company") was incorporated in Delaware on May 25, 1999. The Company is a fully disclosed, introducing NASD broker-dealer transacting business as a mutual fund retailer. Its offices are located in St. Petersburg, Florida. On December 21, 2001, the Company was acquired and is 100% owned by a subsidiary of the Ceridian Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the December 31, 2004 balance sheet and statement of cash flows for the year ended December 31, 2004, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

NOTE 3 – INCOME TAXES

On December 21, 2001, the Company was acquired and is 100% owned by a subsidiary of the Ceridian Corporation. The Company's accounts and operations are included in the consolidated income tax returns filed by the Ceridian Corporation. The Company and its parent have a tax sharing policy whereby the provision for taxes or tax benefit based on the Company's income or loss after giving effect to carryforward losses is due to or from Ceridian Corporation calculated at the net current tax rates (35% at December 31, 2004). For the year ended December 31, 2004, the Company did not have a material income tax benefit or provision.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital $89,966 which was $64,966 in excess of its required net capital of $25,000. The Company's net capital ratio was .48 to 1.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2004

NET CAPITAL COMPUTATION:	
Total stockholders' equity qualified for net capital	$ 101,862
Deducts and or charges:	
Total nonallowable assets	(11,896)
Net capital before haircuts	89,966
Haircuts on securities	-
Net capital	89,966
Required minimum capital	25,000
Excess net capital	$ 64,966
AGGREGATE INDEBTEDNESS:	
Aggregated indebtedness as included in Statement of Financial Condition	$ 42,823
Ratio of aggregate indebtedness to net capital	0.48
RECONCILIATION:	
Net capital, per page 10 of the December 31, 2004 unaudited Focus Report, as filed	$ 89,966
Net audit adjustments	-
Net capital, per December 31, 2004 audited report, as filed	$ 89,966